Date: February 2, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TODA International Holdings Inc.
Form 20-F for the year ended December 31, 2013
Filed July 11, 2014
File No. 0-52346

Ladies and Gentlemen:

On behalf of TODA International Holdings Inc. (the “Company”), we respond as follows to the comment letter dated January 20, 2015 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Current Report on Form 20-F for the year ended December 31, 2013. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italics below and provided the Company’s response to each comment immediately thereafter.

Form 20-F for the period ended December 31, 2013

B. Liquidity and Capital Resources, page 45

1. In reference to your response to our prior comments four and five of our letter dated September 30, 2014, please confirm that you will revise future liquidity disclosures to discuss the changes in related party accounts payable and receivable separately and that your liquidity discussion will coincide with the amounts presented on your balance sheet and statement of cash flows.

The Company confirms that it would take the Commission’s advice and shall revise future liquidity disclosures to discuss the changes in related party accounts payable and receivable separately. The company’s liquidity discussion shall coincide with the amounts presented on the Company’s balance sheet and statement of cash flows.

Consolidated Statements of Income, page F-4

2. We refer to your response to comment seven of our letter dated September 30, 2014. Please confirm that you will provide related party sales and costs of related party sales, on the face of your income statement in your upcoming fiscal year ended December 31, 2014 Form 20-F.

The Company confirms that it would take the Commission’s advice that it shall provide related party sales and costs of related party sales on the face of its income statement in the upcoming fiscal year ended December 31, 2014 Form 20-F.

Consolidated Statement of Cash Flows, page F-7

3. We have read your response to comment two of our letter dated November 19, 2014. Given the significance of your related party balances, it appears you should separately disclose changes to related party balances in your statement of cash flows. Please confirm that you will separately disclose cash flows to and from related parties in your future period reports.

The Company confirms that it would take the Commission’s advice to disclose changes to related party balances both in its balance sheet and the statement of cash flows in its future period reports.

Thank you for your attention to this matter. We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours,

Yue Kou